SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16
OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of Marh, 2017

(Commission File No. 1-14862 )

BRASKEM S.A.
(Exact Name as Specified in its Charter)

N/A
(Translation of registrant's name into English)

Rua Eteno, 1561, Polo Petroquimico de Camacari
Camacari, Bahia - CEP 42810-000 Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___       Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7). _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______       No ___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____.

São Paulo, March 17, 2017

Securities and Exchange Commission of Brazil

Rua Sete de Setembro, nº 111, 33º andar

Centro – Rio de Janeiro

Attn:   Nilza Maria Silva de Oliveira

         Company Oversight Manager -1

Re.:    Official Letter 129/2017/CVM/SEP/GEA-1

Dear Sirs,

We hereby refer to Official Letter 129/2017/CVM/SEP/GEA-1, through which you requested that Braskem S.A. ("Braskem" or "Company") provide clarifications regarding the article entitled “Venda da Braskem em pauta” [Braskem’s Divestment on the Agenda], published by the newspaper O Estado de São Paulo on March 16, 2017, as transcribed below:

 “Dear Sir,

1.         With regard to the article published on March 16, 2017, in the newspaper O Estado de São Paulo, Broad Column, entitled “Venda da Braskem em pauta,” which contains the following statements:

 “Ahead of the release of the plea bargain statements given by Odebrecht executives, creditor banks are starting to talk with the contractor about the potential divestment of Braskem, its petrochemical arm whose partner is Petrobrás. There has been no pressure until now for the company to divest the asset, but the assessment is that the sale would leave Odebrecht in a very comfortable financial position. Petrobrás decided long ago to divest its interest in Braskem, but has come up against the lack of interest by its partner in getting rid of the business and, more recently, the veto by the Federal Accounting Court (TCU) of any divestment by the state-controlled company.”

2.         In view of the above, we request that you comment on the article, particularly with regard to the sale of the company’s controlling interest, and explain the reasons for your understanding that this does not represent a material fact.

3.         We remind you that CVM Instruction 358/2002, Article 4, Sole Paragraph establishes the requirement to question the managers and controlling shareholders of the Company, as well as any other persons with access to material acts or facts, with the objective of determining whether such persons are aware of information that should be disclosed to the market.

4.         Note also that compliance with this request through a notice to the market does not exempt the company from investigating the responsibility for not disclosing a material fact in a timely manner, in accordance with CVM Instruction 358/02.

5.         Said response must be made via the Sistema Empresa.NET system, in the category:  Notice to the Market, type:  Clarifications of CVM/BOVESPA Consultations, subject matter:  Article Published in Media, which should include a transcription of this official letter.

6.         Please be advised that, as determined by the Superintendent of Corporate Relations, in the exercise of his legal powers and, based on item II, Article 9 of Federal Law 6,385/76 and on CVM Instruction 452/07, a fine of one thousand reais (R$1,000.00) will be applied, without prejudice to other administrative sanctions, for non-compliance with the requirements of this letter, which is sent exclusively via e-mail, by March 17, 2017, notwithstanding the provisions in the Sole Paragraph of Article 6 of CVM Instruction 358/02."

  As requested, Braskem clarifies to the market that:

(a)      the article cited in the Official Letter in question speculates once again about the potencial sale of the interest held by Odebrecht S.A. in Braskem;

(b)      the convenience and opportunity of holding its shares is the exclusive decision of shareholders;

(c)       nevertheless, Braskem once again has requested clarifications to its controlling shareholder, which reaffirmed that, there are no ongoing negotiations for the sale of its shares in Braskem; and

(d)      the Company will keep the market duly informed of any facts deemed material involving the matter.

For more information, contact Braskem’s Investor Relations Department by calling +55 (11) 3576-9531 or sending an e-mail to braskem-ri@braskem.com.br.

Sincerely,

Pedro van Langendonck Teixeira de Freitas

Investor Relations Officer

BRASKEM S.A.

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 17, 2017
BRASKEM S.A.

By:	/s/ Pedro van Langendonck Teixeira de Freitas

	Name:	Pedro van Langendonck Teixeira de Freitas
	Title:	Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.